UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 4, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Rybelsus® (oral semaglutide) approved for the treatment of adults with type 2 diabetes in the EU

Bagsværd, Denmark, 4 April 2020 - Novo Nordisk today announced that the European Commission (EC) has granted marketing authorisation for Rybelsus® (oral semaglutide), for the treatment of adults with insufficiently controlled type 2 diabetes to improve glycaemic control as an adjunct to diet and exercise. The marketing authorisation applies to all 27 European Union member states and the United Kingdom.

Rybelsus® is the first and only oral glucagon-like-peptide-1 (GLP-1) receptor agonist. The approval is based on the results from 10 PIONEER clinical trials, in which Rybelsus® after 52 weeks demonstrated statistically significant reductions in HbA1c vs sitagliptin, empagliflozin and liraglutide and with up to 4.3 kg weight reduction. Across the PIONEER programme, Rybelsus® demonstrated a safe and well-tolerated profile, with the most common adverse event being mild to moderate nausea which diminished over time.

“We are very excited about the approval of Rybelsus® as we can now offer people in Europe living with type 2 diabetes the first and only GLP-1 in a tablet,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer. “Based on its strong clinical profile, we believe Rybelsus® has the potential to set a new standard for the treatment of type 2 diabetes, as millions of people are currently not achieving target blood sugar levels on available oral antidiabetic medications.”

The launch of Rybelsus® is expected to take place in the first EU countries in the second half of 2020.

About Rybelsus®

Rybelsus® (oral semaglutide) is an analogue of the naturally occurring hormone GLP-1. Rybelsus® is approved in the US, Switzerland and EU as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes. It is administered once daily and is approved for use in two therapeutic dosages, 7 mg and 14 mg.

Rybelsus® is currently under review by several regulatory agencies, including the Japanese Pharmaceuticals and Medical Devices Agency.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 21 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 6, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer